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Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

March 28, 2016
VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Attention:     Dominic Minore, Division of Investment Management
Mail Stop 0505

Re:	Carey Credit Income Fund 2016 T
File Number 333-198882
(the “Fund”)

Dear Mr. Minore:

On behalf of the Fund, we transmit for filing under the Securities Act of 1933, as amended, a copy of Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (the “Amendment”).
The Amendment is being filed to update the Fund’s financial statements and certain other non-material information. A blackline presenting the changes made will be sent to you under separate cover.
If you would like to discuss any of this matter in further detail or if you have any questions, please feel free to contact me at (212) 698-3525. Thank you.
Best regards,

/s/ Richard Horowitz

Richard Horowitz